6/4/2021 S&K Draft

Seward & Kissel LLP
901 K Street, NW
Suite 800
Washington, DC  20001
Telephone:  (202) 737-8833
Facsimile:  (202) 737-5184
www.sewkis.com
June [_], 2021
VIA EDGAR CORRESPONDENCE

Ms. Sonia Bednarowski
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Sprott ESG Gold ETF Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted April 9, 2021 CIK No. 0001837824
Dear Ms. Bednarowski:
This letter responds to the letter from your office dated April 28, 2021 providing comments from the staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced amendment no. 1 to the draft registration statement (“Amendment No. 1”) filed on April 9, 2021 to the draft registration statement filed on February 11, 2021 on Form S-1 (the “Draft Registration Statement”) for Sprott ESG Gold ETF (the “Registrant” or the “Trust”).
The Staff’s comments and our responses thereto that the Registrant has authorized us to make on its behalf are set forth below.  Revisions resulting from the changes referenced in the responses below, together with other clarifying changes, will be reflected in a subsequent filing of the Registrant’s initial registration statement on Form S-1 (the “Registration Statement”).  A marked version of the Registration Statement in PDF format is included with this letter.  The definitions of terms used in the Registration Statement apply to terms used and not defined herein.
Creations and Redemptions, page 6
Comment 1.
You state here that the Trust will hold any amount of gold for which insufficient ESG Approved Gold is available in unallocated form on a temporary basis and the Mint expects that it will be able to refine additional ESG Approved Gold within approximately five days. Please clarify whether or not there are any limits on the amount of non-ESG Approved Gold that the Trust may hold in this circumstance and whether the inability to acquire sufficient ESG Approved Gold may impact the creation or redemption process. In that regard, please explain what would happen if the insufficient supply of ESG Approved Gold lasted beyond the temporary period contemplated by your disclosure. Please also explain how the unallocated gold is replaced with ESG Approved Gold.

Response:
While there is no limit on the amount of unallocated gold that the Trust can hold, the Trust expects to request that the Mint refine additional ESG Approved Gold as soon as reasonably practicable.  The Trust’s ability to request the conversion of unallocated gold into ESG Approved Gold will be subject to certain minimum size limitations, and the Mint’s ability to accommodate the Trust’s request will be subject to the Mint’s production capacity and the availability of sufficient raw material for ESG Approved Gold from ESG Approved Mines.

The Trust respectfully notes that, because the creation and redemption process involves the transfer of unallocated gold to or from the Trust, rather than the transfer of ESG Approved Gold, the inability of the Mint to refine additional ESG Approved Gold within the approximate five day timeframe contemplated in the Registration Statement would not have an impact to the creation and redemption process.  Therefore, the Trust respectfully declines to revise the Registration Statement with respect to potential impacts to the creation and redemption process and the consequences of an insufficient supply of ESG Approved Gold lasting beyond the temporary period contemplated by the existing disclosure in the Registration Statement.  The Trust has added a risk factor entitled, “Although the Trust intends to convert unallocated physical gold bullion into ESG Approved Gold as soon as reasonably practicable, at any point in time a significant percentage of the Trust’s assets may consist of unallocated gold,” to address the risks associated with the potential inability of the Trust to convert unallocated gold into ESG Approved Gold or maintain adequate amounts of ESG Approved Gold.

The Trust has revised the Registration Statement to provide more detail regarding the process for replacing unallocated gold with ESG Approved Gold to incorporate this comment.
Risk Factors, page 12
Comment 2.
We note your response to our prior comment 15 that although the Trust will incur additional costs associated with sourcing ESG Approved Gold, these additional costs will be borne by the Sponsor. Please tell us how those additional costs impact the Sponsor's fee, and therefore an investor's potential return on investment.

Response:
The Trust acknowledges that other than for the Trust’s obligation to pay the Sponsor’s fee, the additional costs associated with sourcing ESG Approved Gold will not be charged to the Trust or be borne by investors.  The Trust has revised the text of the risk factor entitled, “The additional operational complexities associated with the Trust’s holdings of ESG Approved Gold may impact the Trust as compared to other gold products without similar ESG sourcing requirements,” to clarify this point.

Some investors may be willing to pay a premium for the Shares, page 12
Comment 3.
You state that some investors may assign extra value to the fact that the Trust only invests in and primarily holds ESG Approved Gold. Please tell us whether ESG Approved Gold is or may be priced differently than gold that does not meet your ESG criteria. If so, please explain how that factored into your decision to value the ESG Approved Gold held by the Trust utilizing the LBMA Gold Price PM.

Response:
The Trust notes that the ESG Criteria and the processes and methods for refining and using ESG Approved Gold for the Trust’s operations have been developed by the Sponsor specifically for the Trust, and thus no ESG Approved Gold that meets the ESG Criteria has been produced.  Therefore, there have been no market transactions in which ESG Approved Gold was priced differently than gold that does not meet the ESG Criteria.  The Trust cannot predict whether market participants will pay more or less than NAV for the Shares as a result of its ESG Approved Gold Holdings.  The Trust is not aware of a separate market for ESG Approved Gold and does not believe that one will develop.  The Trust notes that ESG Approved Gold will simply be a subset of allocated gold bullion that is already currently refined by the Mint for its customers.  After further consideration, the Trust has removed the risk factor entitled, “Some investors may be willing to pay a premium for the Shares because the Trust only invests in and primarily holds ESG Approved Gold, but others may not.  This could affect the price at which the Shares trade at any given time,” to avoid confusion on this point.

Overview of the Gold Sector, page 27
Comment 4.
We note your disclosure in this section regarding the gold market generally. Please revise to include a discussion of how the ESG Approved Gold market fits into the overall gold market, including quantitative information regarding the size and liquidity of that portion of the market.

Response:	The Trust does not believe that revisions to the Registration Statement to incorporate this comment are needed for the reasons discussed in the Trust’s response to comment 3, above.
ESG Approved Gold, page 32
Comment 5.
Refer to your response to comments 12 and 17. Please clarify that you will identify the ESG Approved Mining Companies and ESG Approved Mines in this section prior to the effectiveness of the registration statement. Please also clarify that you will include and update this information in your periodic reports filed under the Exchange Act.
Response:
The Trust notes that it will identify the ESG Approved Mining Companies on its website after the effectiveness of the Registration Statement.  The Trust will include and update this information in the Trust’s periodic reports filed under the Exchange Act.  The Trust respectfully declines to include ESG Approved Mines in this section as this information may change over time and the Trust does not believe disclosure of this information in the Trust’s prospectus and periodic reports filed under the Exchange Act is needed to provide material information to prospective investors regarding the provenance of ESG Approved Gold in light of the disclosures in this section and the contemplated disclosures for the Trust’s website.

Comment 6.
Please explain to us what you mean by the statement in your response to prior comment 8 that you will disclose the sources of ESG Approved Gold to the extent consistent with "confidentiality obligations and permissions from the owners of the mines." Please also reconcile that response with the disclosure that you make publicly available the list of mines and mining companies that meet the ESG Criteria.

Response:
The Trust notes that owners of ESG Approved Mines that have confidentiality agreements with the Sponsor or the Mint may not wish to have specific additional information other than their identities disclosed publicly, which may limit the Trust’s ability to disclose this additional information.  The Trust will be able to disclose identifying information for ESG Approved Mining Companies and ESG Approved Mines that are the sources of ESG Approved Gold on its website.  The Trust has revised the Registration Statement accordingly.

Comment 7.
We note your response to our prior comment 16. For each of the environmental, social and governance criteria that will be used to assess the mines and miners, please identify any objective measures under which any of the specific factors will be evaluated. If there are no objective criteria for some or all of the factors, please revise your disclosure here to clarify that the evaluation will be based on the subjective judgment of the Sponsor and not limited by any objective measure. Please also revise your summary disclosure to clarify, if accurate, that the evaluation of mines, miners and ESG Approved Gold is based on the subjective judgment of the Sponsor, that the criteria for evaluation is subject to change by the Sponsor and that the Sponsor's judgment about environmental, social and governance standards as it applies to gold may not be consistent with current or future standards used by others in the industry.

Response:
The Trust has revised this section of the Registration Statement to disclose that the ESG Criteria is subject to change by the Sponsor and that the Sponsor’s judgment about ESG standards as it applies to gold may not be consistent with current or future standards used by others in the industry.

The Trust has also revised this section to disclose the objective measures under which specific factors will be evaluated.  Because the Sponsor’s evaluation of mines, miners and ESG Approved Gold will include objective factors, the Sponsor’s evaluation of mines, miners and ESG Approved Gold will not entirely be based on the subjective judgment of the Sponsor and will be limited by certain objective factors.  The Trust acknowledges that the selection of objective and subjective factors and how they are applied will be based, at least to some degree, on the subjective judgment of the Sponsor.  Therefore, the Registration Statement has been revised accordingly.

The Sponsor
The Sponsor’s Fee, page 43
Comment 8.
We note your revised disclosure on page 44 that after a waiver of all or a portion of the Sponsor's fee for a stated period of time, if such waiver is not continued, the Sponsor's fee will thereafter be paid in full. Please disclose how you intend to notify investors that the Sponsor has waived the fee for a specific time period.

Response:
The Trust will disclose these temporary fee waivers in its periodic reports filed under the Exchange Act and has revised the Registration Statement to disclose how the Trust intends to notify investors that the Sponsor has waived the fee for a specific time period.

Where You Can Find Additional Information; Incorporation By Reference, page 79
Comment 9.	Please remove the revised disclosure regarding forward incorporation by reference as you do not satisfy the eligibility requirements of General Instruction VII to Form S-1.
Response:	The Trust has revised the Registration Statement to remove the revised disclosure regarding forward incorporation by reference.
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If you have any additional comments or questions, please contact the undersigned at (202) 661-7150 or Christopher D. Carlson at (202) 661-7165 with any questions or comments.

Very truly yours,

SEWARD & KISSEL LLP

Anthony Tu-Sekine

cc:	Mr. John Ciampaglia Mr. Arthur Einav